SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BIG CITY RADIO, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

089098-10-7

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

CUSIP No. 089098-10-7	13G	Page 2

1	NAME OF REPORTING S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHILLIP FROST, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 550,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 550,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 089098-10-7	13G	Page 3

1	NAME OF REPORTING S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST GAMMA LIMITED PARTNERSHIP IRS I.D. #46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 550,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 550,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 089098-10-7	13G	Page 4

1	NAME OF REPORTING S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST GAMMA INC. IRS I.D. #59-2749057

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 550,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 550,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 089098-10-7	13G	Page 5

1	NAME OF REPORTING S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST GAMMA INVESTMENT TRUST IRS I.D. #46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 550,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 550,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 089098-10-7	13G	Page 6

1	NAME OF REPORTING S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST-NEVADA CORPORATION IRS I.D. #59-2749057

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 550,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 550,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

12	TYPE OF REPORTING PERSON CO

Item 1.

(a)     Name of Issuer:

Big City Radio, Inc.

(b)     Address of Issuer’s Principal Executive Offices:

11 Skyline Drive

Hawthorne, NY 10532

Item 2.

(a)    Name of Persons Filing:

Phillip Frost, M.D. (“Frost”)

Frost Gamma Limited Partnership (“FGLP”)

Frost Gamma Inc. (“FGC”)

Frost Gamma Investments Trust (“FGIT”)

Frost Nevada Corporation (“FNC”)

(b)    Address of Principal Business Office or, if none, Residence:

The address of the principal office of Frost is:

4400 Biscayne Boulevard

Miami, Florida 33137

The address of the principal office of FGLP is:

3500 Lakeside Court, Suite 200

Reno, Nevada 89509

The address of the principal office of FGC is:

3500 Lakeside Court, Suite 200

Reno, Nevada 89509

The address of the principal office of FGIT is:

4400 Biscayne Boulevard

Miami, Florida 33137

The address of the principal office of FNC is:

3500 Lakeside Court, Suite 200

Reno, Nevada 89509

(c)    Citizenship:

Frost is a United States citizen

FGLP is a limited partnership organized in the State of Nevada

FGC is a Nevada corporation

FGIT is a trust organized in the State of Florida

FNC is a Nevada corporation

(d)    Title of Class of Securities:

Class A Common Stock, $.01 par value (the “Shares”)

(e)    CUSIP Number:

089098-10-7

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) o Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) o Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) o Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) o Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) o An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) o An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) o A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) o Group, in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owed: 550,400*

(b)    Percent of class: 8.8%**

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct vote: 550,400*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 550,400*

*	These Shares are owned of record by FGIT. Dr. Frost is the sole trustee of FGIT, and FGLP is the sole beneficiary of FGIT. Dr. Frost is also the sole limited partner of FGLP. The sole general partner of FGLP is FGC, of which FNC is the sole shareholder. Dr. Frost is also the sole shareholder of FNC. Accordingly, Dr. Frost may be deemed to be the beneficial owner of the Shares, and, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, FGIT, FNC, FGLP and FGC will be deemed to be the beneficial owner of all of the Shares.

**	Based on 6,226,817 Shares outstanding as of November 8, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 as filed with the Securities and Exchange Commission on November 14, 2002.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o .

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.    Identification and Classification of Members of the Group:

Not Applicable.

Item 9.    Notice of Dissolution of Group:

Not Applicable.

Item 10.    Certification:

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D., Trustee

FROST-NEVADA CORPORATION

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President

FROST GAMMA LIMITED PARTNERSHIP

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President of Frost Gamma Inc., General Partner

FROST GAMMA INC.

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President

EXHIBIT 1

The undersigned hereby agree that this Schedule 13G filed by us with respect to the Class A Common Stock, $.01 par value, of Big City Radio, Inc. is filed on behalf of each of us.

/s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D., Trustee

FROST-NEVADA CORPORATION

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President

FROST GAMMA LIMITED PARTNERSHIP

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President of Frost Gamma Inc., General Partner

FROST GAMMA INC.

By: /s/ Phillip Frost, M.D.
Date: February 14, 2003	Phillip Frost, M.D. President